

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2021

John Ciampaglia
Chief Executive Officer
Sprott ESG Gold ETF
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2600
Toronto, Ontario
Canada M5J 2J1

> **Re: Sprott ESG Gold ETF**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form S-1**
> **Submitted July 2, 2021**
> **CIK No. 0001837824**

Dear Mr. Ciampaglia:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1

Prospectus Summary, page 4

1. Refer to your response to comment 1. Please provide a more detailed description in an appropriate section of your prospectus regarding the process by which the Mint replaces unallocated gold with ESG Approved Gold and the process by which it replaces ESG Approved Gold with unallocated gold and any risks associated with this process, including timing and price fluctuations. Please also explain whether and to what extent any ESG Approved Gold that is converted into unallocated gold in order to meet redemption

requests will remain available to meet future requests to convert unallocated gold to ESG Approved Gold.

Risk Factors
The additional operational complexities associated with the Trust's holdings, page 18

2.   Refer to your response to comment 2. We note your disclosure that the additional costs associated with the enhanced sourcing requirements of ESG Approved Gold will be borne by the Sponsor and may result in a higher Sponsor's fee as compared to other gold products without similar ESG sourcing requirements. Please revise this risk factor to address the impact of a potentially higher Sponsor's fee on an investor's potential return on an investment in your Trust.

You may contact David Irving at 202-551-3321 or Sharon Blume, Accounting Branch Chief, at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance